Jim Merrill

Chief Financial Officer

One Benham Place, Suite 600

9400 North Broadway

Oklahoma City, OK 73114

Of 405.254.5805

Fax 405.600.0600

Cell 405.401.5980

Email: jmerrill@gmxresources.com

www.gmxresources.com

October 17, 2011

Via EDGAR

Ms. Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMX Resources Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed August 2, 2011

File No. 333-175157

Amended Form 10-K for Fiscal Year ended December 31, 2010

Filed September 1, 2011

File No. 001-32977

Dear Ms. Parker:

Set forth below are additional supplemental responses of GMX Resources Inc., an Oklahoma corporation (“GMXR,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 27, 2011, with respect to GMXR’s (i) Amendment No. 1 to Registration Statement on Form S-3 filed with the Commission on August 2, 2011, File No. 333-175157 (the “Registration Statement”) and (ii) Amended Annual Report on Form 10-K for Fiscal Year ended December 31, 2010 filed with the Commission on September 1, 2011 (the “Annual Report”).

On October 11, 2011, GMXR held a conference call with members of the SEC’s Staff, including Ron Winfrey. The primary purpose of the call was to discuss Comments 3, 4, and 5 from the Staff’s letter to GMXR dated September 27, 2011. Based on the conference call, GMXR and its independent reserve engineer, DeGolyer and MacNaughton (D&M) agreed to provide additional supplemental information for its prior response to Comment 4. For convenience, the original response to Comment 4 is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. The supplemental response follows the Company’s original response. In addition, a worksheet containing the sample of wells listed in the supplemental information will be sent under separate confidential cover to the Staff.

4.	We note your response to our prior comment four. While the economic software program may indicate that economic production will or can go on for over fifty years means that it is reasonably certain to occur, it is the staff’s view that, in relatively new developments, using new technology where no analogy exists for the estimated life of horizontal wells, proved reserves should be limited to well lives that are more reasonably certain until such time the evidence for longer horizontal well lives is more compelling. The term reasonable certainty implies a high degree of confidence that the quantities of oil and gas actually recovered will equal or exceed the estimate. To achieve reasonable certainty the technologies used must have demonstrated to be reliable and repeatable. We do not concur that horizontal wells have yet demonstrated to reliably achieve the well lives in the range you have estimated.

Therefore, please revise your document to limit the proved reserves from the Haynesville Shale to well lives that are more reasonably certain.

Original Response:

In our reserve report, we considered two aspects of well life: mechanical life and reserves life. A search of the IHS Energy database shows 633 horizontal wells with production lives over 30 years, some 90 of which were drilled before 1950 and are still producing. We believe that this information supports reasonable certainty that wells can keep producing for lives in excess of 50 years. These wells were drilled at a time when horizontal drilling was not as common as current activity. There are 51,945 horizontal wells, 7,838 with lives longer than 10 years and 1,770 with lives longer than 20 years. We are supplementally providing a copy of the IHS information referenced above to you. The supplemental IHS information provides the identification information on the wells producing for over 30 years from a wide variety of reservoirs, including low-permeability fractured reservoirs such as the Austin Chalk. Consequently, we believe that mechanical well life in horizontal wells is not an issue, particularly with casing in the horizontal section designed for extended life.

In regards to reserve life, we believe that the technical analysis of the production from these wells, and intensely studied geology and petrophysical characterization, in conjunction with improved fracture design techniques, supports the projected production profile. Please note that the production analysis techniques have been in use for decades, and are well documented in SPE literature.

Supplemental Response following conference call with SEC on October 11, 2011:

The SEC’s technical staff offered that simply documenting horizontal well lives that are known to have been in excess of 60 years did not, in their opinion, establish reasonable certainty such an assumption could be used for reporting. As a result, GMX’s independent reserve engineers, DeGolyer & MacNaughton (D&M) undertook additional research into a public database on horizontal oil & gas producers to determine what fraction of those wells are still producing or appeared to produce to depletion as opposed to wellbore/mechanical failure. For wells that started production on or before 1981, D&M found, at a minimum, 88% of those wells are either still producing or produced to normal abandonment. D&M’s study also notes that they believe additional research into the wells that have been abandoned would likely result in an upward revision of the percentage of inactive wells considered mechanically successful.

D&M’s study is set out below, and a supplemental spreadsheet with the well information is to be sent under separate confidential cover.

We studied production from all horizontal wells that began production before 1981 to evaluate well type, producing life, and tried to determine the reason why a particular well ceased production. 669 wells that fit these conditions were found within the IHS Energy database. Immediately, we noticed that of the 669 horizontal wells identified, 464 are still considered to be actively producing with 205 considered inactive.

From the data gathered from IHS for the 669 horizontal wells, production life was calculated using the first and last production dates. Understanding that a well ceases production for many reasons including, but not limited to, depletion of reservoir, non-economic flowing conditions, or wellbore/mechanical failure, the production data for each of the 205 inactive wells was reviewed to determine the cause for abandonment of each individual inactive horizontal well. For the purpose of this analysis, a well was considered “depleted” if (i) it never produced commercial rates, (ii) final hydrocarbon production rates were considered uneconomic, or (iii) the final producing water cut exceeded 94 percent. Economic hydrocarbon rates were considered 5 barrels of oil per day (BOPD) and 30 thousand cubic feet of gas per day (MCFPD) for this analysis. Only depleted wells were identified, and all other inactive wells that are not depleted are considered “questionable” because no reason for the end of production could be determined from the information available from IHS. Some of the “questionable” inactive wells have significantly long well lives but, did not fit the criteria set for depletion. Other “questionable” inactive wells existed within large water flooding units and the allocated production data did not provide enough evidence to make a determination of depletion.

After evaluating all 205 inactive wells, the average life and horizontal well success rate were calculated and summarized in total, and by decade. The horizontal well success rate was calculated by dividing the sum of the active and depleted wells by the total number of wells within the defined period. The results are tabulated below.

All 669 Horizontal Wells:

	Number of Wells	Average Life (years)
Total	669	39

Active	464	47

Depleted	126	22

Inactive Questionable	79	18

Horizontal Well Success Rate	88%

Horizontal Wells Beginning Production Pre 1961:

	Number of Wells	Average Life (years)
Total	212	61

Active	198	62

Depleted	9	44

Inactive Questionable	5	35

Horizontal Well Success Rate	98%

Horizontal Wells Beginning Production Between 1962 and 1971:

	Number of Wells	Average Life (years)
Total	77	38

Active	48	45

Depleted	21	24

Inactive Questionable	8	27

Horizontal Well Success Rate	90%

Horizontal Wells Beginning Production Between 1972 and 1981:

	Number of Wells	Average Life (years)
Total	380	27

Active	218	34

Depleted	96	19

Inactive Questionable	66	16

Horizontal Well Success Rate	83%

In summary, we believe that we have established reasonable certainty that horizontal wells are capable of producing over 50 years. Because of the limited amount of data available from public sources, it is difficult to determine the reason a well is no longer producing. The criteria used to identify depleted wells was chosen because it is reasonable and more than likely conservative when considering the number of unknown variables that are used by an operator to determine abandonment. For example, hydrocarbon prices and operating expenses varied significantly over the lives of these wells. If the actual reason for abandonment was known for all of the inactive wells, it is probable that the number of inactive wells considered mechanically successful would increase.

Closing Comments

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing to the undersigned at (405) 600-0711 (ext 305).

Sincerely,

/s/ James A. Merrill
James A. Merrill Chief Financial Officer GMX Resources Inc.

cc:	David C. Buck, Esq.

Andrews Kurth LLP